UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)     Yes ☐    No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Completion of Share Retirement

We hereby inform you that KT Corporation (NYSE symbol: KTC) has completed its share retirement as follows:

1.	Number of shares retired: 5,836,600 common shares

2.	Total value of shares retired: approximately Won 273,545 million

3.	Par value: Won 5,000 per share

4.	Number of issued shares before share retirement: 290,686,000 shares

5.	Number of issued shares after share retirement: 284,849,400 shares

6.	Date of share retirement: December 9, 2003

7.	Date of board resolution on share retirement: October 17, 2003

KT Corporation (NYSE symbol: KTC) Record Date for Voting Rights and Dividend

KT Corporation (NYSE symbol: KTC) will close its shareholder registry from January 1, 2004 until January 31, 2004. Shareholders that are registered in KT Corporation’s shareholder registry as of December 31, 2003 will be entitled to exercise their voting rights at the ordinary general meeting of shareholders and to receive dividends for the 2003 fiscal year.

The date of the ordinary general meeting of shareholders and the proposed dividend rate will be notified to the shareholders upon the resolution of the board of directors’ meeting scheduled to be held in February 2004.

Actual dividend rate will be subject to the approval of the ordinary general meeting of shareholders scheduled to be held in March 2004. However, for your reference, KT informs you that the Annual General Meeting of Shareholders for 2002 fiscal year was held on March 14, 2003 and the dividend rate before withholding tax was 17.2% (Korean Won860) of the par value, Korean Won5,000 of Common Stock of KT Corporation.

KT Corporation is currently considering to propose higher dividend rate for the 2003 fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 9, 2003

KT Corporation

By:	/s/ Wha-Joon Cho

Name:	Wha-Joon Cho
Title:	Managing Director